Exhibit 99.1
For analyst and media enquiries, please
call Sean O’Sullivan on +61 2 82745239

12 August 2010
1st quarter net operating profit US$40.5m
(excluding asbestos, ASIC expenses and tax adjustments)
James Hardie today announced a US$40.5 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 30 June 2010. This represents a decrease of 3% compared to the prior corresponding quarter.
The net operating result for the first quarter including asbestos, ASIC expenses and tax adjustments was a profit of US$104.9 million, compared to a loss of US$77.9 million for the corresponding quarter of the prior year. The current quarter’s result includes a favourable asbestos adjustment of US$63.1 million, which is attributable to the depreciation of the Australian dollar against the US dollar. For the quarter from 31 March 2010 to 30 June 2010, the Australian dollar depreciated against the US dollar by 7% to US$0.8522, compared to an 18% appreciation from 31 March 2009 to 30 June 2009.
CEO Commentary
“The recovery in the US residential housing market remains disappointing and fragile,” said James Hardie CEO, Louis Gries. “Following the expiry of the US government tax credit incentives at the end of April 2010, the gradual recovery of US residential construction, which had been apparent in the first four months of calendar 2010, stalled. At 549,000 units, annualised sales of new homes in June 2010 fell to their lowest level since April 2009, and were the second lowest since 1963.
“Factors such as lower mortgage application rates and construction volume and weak builder sentiment, reinforce the continuing weakness in the US housing market.
“Improved results from our Asia Pacific business have again contributed strongly this quarter. Corporate costs have also been reduced as the number of unresolved legacy issues diminish. These factors offset a downturn in US results in the quarter,” said Mr Gries.
In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 7. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 1st quarter of fiscal year 2011 versus the 1st quarter of the prior fiscal year.
Media Release: James Hardie — 1st Quarter FY11

“Although first quarter earnings in the US have been affected by higher costs of inputs, particularly pulp and freight, our businesses are all running well in challenging conditions, and we continue to support key market initiatives, as well as research and development activities.
“Notwithstanding the operating environment in the US, the company continues to perform well financially and our employees remain focused on driving our long-term strategies.”
Operating Performance
Total sales for the quarter increased 12% to US$318.4 million, gross profit was up 6% to US$116.8 million and EBIT excluding asbestos and ASIC expenses increased 2% to US$64.9 million compared to the prior corresponding period. EBIT including asbestos and ASIC expenses for the quarter improved from a loss of US$57.1 million in the first quarter of last year to a profit of US$127.0 million in the first quarter of the current year.
1st Quarter at a Glance

	Q1	Q1%
US$ Millions	FY 2011	FY 2010	Change

Net sales	$318.4	$284.5	12
Gross profit	116.8	110.4	6
EBIT excluding asbestos and ASIC expenses	64.9	63.8	2
AICF SG&A expenses	(0.4)	(0.5)	20
Asbestos adjustments	63.1	(119.8)	—
ASIC expenses	(0.6)	(0.6)	—
EBIT	127.0	(57.1)	—
Net interest expense	(1.1)	(0.7)	(57)
Other (expense) income	(4.4)	4.8	—
Income tax expense	(16.6)	(24.9)	33
Net operating profit (loss)	104.9	(77.9)	—
Diluted earnings (loss) per share (US cents)	23.9	(18.0)	—
Media Release: James Hardie — 1st Quarter FY11

Net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 3% for the quarter to US$40.5 million, as shown in the following table:

	Q1	Q1%		%
US$ Millions	FY 2011	FY 2010	Change	Change

Net operating profit (loss)	$104.9	$(77.9)	(235)	—

Excluding:
Asbestos:
Asbestos adjustments	(63.1)	119.8	(153)	—
AICF SG&A expenses	0.4	0.5	(20)	—
AICF interest income	(0.6)	(0.7)	(14)	—
Gain on AICF investments	—	(0.4)	(100)	—
Tax benefit related to asbestos adjustments	0.4	—	—	—
ASIC expenses	0.6	0.6	—	—
Tax adjustments	(2.1)	(0.3)	600	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$40.5	$41.6	(3)	(3)

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	9.2	9.6	(4)	(4)

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments for the quarter decreased 4% to US9.2 cents in the current quarter compared to US9.6 cents in the corresponding quarter of the prior year.
USA and Europe Fibre Cement
According to the US Census Bureau, single family housing starts in the quarter ended 30 June 2010 were 142,000, compared to the June 2009 quarter figure of 124,000.
Against this background, US and Europe net sales increased 4% in the quarter to US$233.0 million compared to the corresponding quarter of the prior year. First quarter sales volume remained relatively flat at 354.8 million square feet. The average net sales price increased 5% from US$625 to US$657 per thousand square feet.
USA and Europe Fibre Cement EBIT decreased by 18% to US$56.1 million for the quarter. The decrease in EBIT was driven by higher material input costs (primarily pulp), higher freight costs and higher SG&A expense, partially offset by a higher average net sales price. The USA and Europe Fibre Cement EBIT margin was 24.1% for the quarter, compared to 30.8% for the corresponding quarter of the prior year. The prior year’s result was assisted by materially lower input costs.
Asia Pacific Fibre Cement
Net sales increased 39% to US$85.4 million for the quarter. The higher value of the Asia Pacific business’ currencies against the US dollar in the first quarter of fiscal year 2011
Media Release: James Hardie — 1st Quarter FY11

compared to the prior corresponding quarter accounted for 19% of the increase. In Australian dollars, net sales increased 20% due to an increase in sales volume.
Results for the Australian business improved compared to the prior corresponding quarter due to the strengthening local housing market, increased demand in the small-to-medium-size builder market, and category and market share gains. The business continued to grow the proportion of differentiated products as a proportion of total sales, delivering benefits to revenue and margins.
Australian Bureau of Statistics (ABS) data for the June quarter showed residential housing approvals increased 16.7% compared to the corresponding quarter of the prior year, with detached housing approvals up 6.8% and medium density approvals up 70.3% compared to the same quarter of the prior year.
Sales of the New Zealand business also increased on the previous corresponding quarter due to an improved residential market, partially offset by the commercial market which continued to lag prior years’ activity levels.
The Philippines business increased sales in the quarter due to improved primary demand growth and stong repair and remodel sales.
Asia Pacific Fibre Cement EBIT for the quarter increased 103% from US$10.9 million to US$22.1 million. Favourable currency exchange rate movements in the Asia Pacific business’ currencies against the US dollar accounted for 27% of this increase. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter increased 75% due to increased sales volume, growth in sales of higher-margin differentiated products, favourable freight costs and improved plant performance.
Cash Flow
Net operating cash flow moved adversely by US$107.4 million from net cash provided of US$82.4 million in the corresponding quarter of the prior year to net cash used of US$25.0 million for the quarter ended 30 June 2010. Net operating cash flow was unfavourably affected by an increase in restricted cash resulting from the company’s anticipated contribution to the AICF of US$63.7 million on 1 July 2010.
Excluding restricted cash for the AICF contribution, net operating cash flow was US$38.7 million for the quarter, down by 53% on US$82.4 million in the prior year quarter. Factors contributing to this decrease included payment of US$18.6 million for the company’s Dutch exit tax and unscheduled increases in net working capital during the quarter.
In the second quarter, the company expects that cash flow will be positively impacted by reductions in inventory levels as the company re-aligns operations with the lower than expected level of activity in the US housing market.
Net capital expenditures for the purchase of property, plant and equipment increased to US$13.3 million, from US$9.7 million in the same quarter of the prior year.
Re-domicile
The company completed Stage 1 of the re-domicile proposal (the Proposal) on 19 February 2010 and transformed from a Dutch NV company to a Dutch SE company. On 2 June
Media Release: James Hardie — 1st Quarter FY11

2010, shareholders approved Stage 2 of the Proposal, with 99.59% of votes cast in favour of the resolution.
Following this vote, on 17 June 2010, the company moved its corporate domicile to Ireland and became subject to Irish law, in addition to the Council of the European Union’s Regulation on the Statute for a European Company regulations governing an SE. The Board of Directors of James Hardie Industries SE held its first meeting in Ireland on 29 June 2010. This represented the final step in the company’s transfer from The Netherlands to Ireland.
Outlook
Conditions in the US housing market are expected to remain at or close to the bottom it has found during recent months.
The residential housing markets in Australia, New Zealand and the Philippines are expected to continue to improve through the first half of fiscal year 2011. However, softness in the renovation market and declines in the commercial market are expected to offset a significant portion of the stonger residential growth.
Although the company’s manufacturing facilities are performing well, operating costs continue at elevated levels compared with those that prevailed in fiscal year 2010. Similarly, while some analysts are predicting a fall in the price of pulp in the remaining quarters of calendar year 2010, higher costs of pulp and other inputs will likely remain an impediment to earnings growth in the immediate term.
Guidance
The company notes the range of analysts’ forecasts for operating profit excluding asbestos for the year ending 31 March 2011 is between US$143 million and US$164 million. Management anticipates full year earnings excluding asbestos, ASIC expenses and tax adjustments to be in the range of US$110 million to US$125 million, assuming, among other things, an average exchange rate of US$0.86/A$1.00 for the remaining nine months of fiscal year 2011. The comparable operating profit excluding asbestos, ASIC expenses and tax adjustments for fiscal year 2010 was US$133.0 million. Management cautions that conditions remain uncertain and notes that the costs of some inputs, particularly pulp, remain high.
Further Information
Readers are referred to the company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the period ended 30 June 2010 for additional information regarding the company’s results, including information regarding income taxes, asbestos and contingent liabilities.
Changes in the company’s asbestos liability (including to reflect changes in foreign exchange rates), ASIC proceedings, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Condensed Consolidated Financial Statements. Readers are referred to Notes 7, 9 and 10 of the company’s 30 June 2010 Consolidated Financial Statements for more
Media Release: James Hardie — 1st Quarter FY11

information about the company’s asbestos liability, ASIC proceedings and income tax related issues, respectively.
END
Media/Analyst Enquiries:

Sean O’ Sullivan	Telephone: +61 2 8274 5239
Vice President Investor and Media Relations	Email: media@jameshardie.com.au
This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Consolidated Financial Statements. These documents, along with an audio webcast of the Management Presentation on 12 August 2010, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2010 with the SEC on 30 June 2010.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.
Media Release: James Hardie — 1st Quarter FY11

Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt (cash) divided by cash flow from operations.
Net debt (cash) — short-term and long-term debt less cash and cash equivalents.
Media Release: James Hardie — 1st Quarter FY11

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses — EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q1	Q1
US$ Millions	FY 2011	FY 2010

EBIT	$127.0	$(57.1)
Asbestos:
Asbestos adjustments	(63.1)	119.8
AICF SG&A expenses	0.4	0.5
ASIC expenses	0.6	0.6

EBIT excluding asbestos and ASIC expenses	64.9	63.8
Net sales	$318.4	$284.5
EBIT margin excluding asbestos and ASIC expenses	20.4%	22.4%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments — Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2011	FY 2010

Net operating profit (loss)	$104.9	$(77.9)
Asbestos:
Asbestos adjustments	(63.1)	119.8
AICF SG&A expenses	0.4	0.5
AICF interest income	(0.6)	(0.7)
Gain on AICF investments	—	(0.4)
Tax benefit related to asbestos adjustments	0.4	—
ASIC expenses	0.6	0.6
Tax adjustments	(2.1)	(0.3)

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$40.5	$41.6

Media Release: James Hardie — 1st Quarter FY11

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments — Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2011	FY 2010

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$40.5	$41.6
Weighted average common shares outstanding - Diluted (millions)	438.6	435.4

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	9.2	9.6

Effective tax rate excluding asbestos and tax adjustments — Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2011	FY 2010

Operating profit (loss) before income taxes	$121.5	$(53.0)
Asbestos:
Asbestos adjustments	(63.1)	119.8
AICF SG&A expenses	0.4	0.5
AICF interest income	(0.6)	(0.7)
Gain on AICF investments	—	(0.4)

Operating profit before income taxes excluding asbestos	$58.2	$66.2

Income tax expense	(16.6)	(24.9)
Asbestos:
Tax benefit related to asbestos adjustments	0.4	—
Tax adjustments	(2.1)	(0.3)

Income tax expense excluding tax adjustments	(18.3)	(25.2)

Effective tax rate excluding asbestos and tax adjustments	31.4%	38.1%

Media Release: James Hardie — 1st Quarter FY11

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q1	Q1
US$ Millions	FY 2011	FY 2010

EBIT	$127.0	$(57.1)
Depreciation and amortisation	15.4	15.0

EBITDA	$142.4	$(42.1)

General corporate costs excluding ASIC expenses and domicile change related costs — General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q1	Q1
US$ Millions	FY 2011	FY 2010

General corporate costs	$8.9	$12.5
Excluding:
ASIC expenses	(0.6)	(0.6)
Domicile change related costs	(0.9)	(4.5)

General corporate costs excluding ASIC expenses and domicile change related costs	$7.4	$7.4

Media Release: James Hardie — 1st Quarter FY11

Disclaimer
This Media Release of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations that the Company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning the Company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•	statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause the Company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; proposed governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that
Media Release: James Hardie — 1st Quarter FY11

competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the Company’s transfer of its corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of the Company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions.
Media Release: James Hardie — 1st Quarter FY11